[redacted]

14048901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 PARK AVENUE, 9TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW KOWALCYZK 212-752-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ HERSON LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW KOWALCYZK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AK CAPITAL, LLC, as of DECEMBER 31ST, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

JASON P.L. BALLARD
Notary Public - State of Florida
My Comm. Expires Jul 12, 2015
Commission # EE 76565
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

AK CAPITAL, LLC

DECEMBER 31, 2013

HERTZ | HERSON LLP

Certified Public Accountants

TABLE OF CONTENTS

AK CAPITAL, LLC
DECEMBER 31, 2013

Opinion

In our opinion, the financial statement referred to in the preceding page presents fairly, in all material respects, the financial position of AK Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Hertz Herson LLP

New York, New York
February 27, 2014

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

INDEPENDENT AUDITOR'S REPORT

To the Member of
AK Capital, LLC
445 Park Avenue, 9th Floor
New York, NY 10022

Report on the Financial Statement

We have audited the accompanying statement of financial condition of AK Capital, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2013

ASSETS

Cash	$ 535,721
Securities owned, at fair value - Note B	28,936,521
Interest receivable from clearing broker - Note D	138,795
Deposit with clearing broker - Note H	112,925
Property and equipment, net - Note C	20,217
Other assets	35,425
TOTAL ASSETS	$ 29,779,604

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 34,429
Due to clearing broker - Note D	23,366,394
Accrued expenses and other liabilities	889,199
Total Liabilities	24,290,022
Commitments and contingencies - Notes H and I	
Member's equity	5,489,582
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 29,779,604

The accompanying notes are an integral part of the financial statement and should be read in conjunction therewith.

Nature of Operations and Capitalization of the Company

AK Capital, LLC ("AKC" or the "Company"), a wholly-owned subsidiary of KME Holdings, LLC (the "Member" or "Parent"), was organized on November 4, 1998 in the State of New York as a limited liability company whose operating agreement expires December 31, 2028. AKC is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer and is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company trades securities with the intention to aggregate pools or securities to trade to customer accounts and third parties.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in due to clearing broker on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820 ("FASB ASC 820"), Fair Value Measurements and Disclosures.

Financial Instruments

The Company's financial instruments, which consist of securities owned, interest receivable from clearing broker, deposit with clearing broker, other assets, due to clearing broker, accounts payable and accrued expenses and other liabilities, are reported in the statement of financial condition at fair values or at carrying amounts that approximate their fair values based on their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation.

Note A - Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk

Uninsured Cash Balances

The Company maintains cash balances at financial institutions, which are insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. Cash balances in excess of insured amounts total approximately $286,000 as at December 31, 2013.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large U.S. financial institutions and through reporting and control procedures.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statement for matters requiring recognition or disclosure in the financial statement. The accompanying financial statement considers events through February 27, 2014, the date on which the financial statement was available to be issued.

Note B - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note B - Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis, which were all classified as Level 1, as of December 31, 2013:

Assets	
Securities owned:	Level 1
Obligations of U.S. government agencies	$ 27,675,670
Collateralized mortgage obligations	1,260,851
Total	$ 28,936,521

Note C - Property and Equipment

Property and equipment are summarized as follows as at December 31, 2013:

	Cost	Accumulated Depreciation	Net Book Value
Computer and office equipment	$ 84,751	$ 70,505	$ 14,246
Furnishings	136,851	130,880	5,971
Total	$ 221,602	$ 201,385	$ 20,217

Note D - Due to Clearing Broker

The Company has margin borrowings from its clearing broker which are collateralized by all securities held in its proprietary trading accounts. Interest on such margin borrowings was charged at the clearing broker's internal cost of funds interest rate which was 1.26% as at December 31, 2013. As at December 31, 2013, such borrowings amounted to $23,366,394 and were fully collateralized by securities owned at a fair value of $28,936,521 plus accrued interest due from the clearing broker of $138,795.

Note E - Related Party Transactions

In January 2012, the Parent entered into an amended operating agreement whereby it accepted a non-equity Class B member, who is an employee of the Company. As at December 31, 2013, the Company had advanced $350,000 to this employee and an additional advance of $100,000 was made in April 2013. These advances and related interest at a rate of 5.5% per annum, were repaid on December 31, 2013.

Note F - Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan (the "Plan"). Subject to certain limitations, the Company may make matching contributions on the participants' behalf of an amount not to exceed 100% of the first 4% of the participants' elective deferrals. The Plan provides generally for normal retirement at age 65.

Note G - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note H - Off Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its proprietary securities transactions to its clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and in connection therewith, the Company must maintain a deposit with the clearing broker which amounted to $112,925 at December 31, 2013.

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used to manage market risks and are therefore subject to varying degrees of market and credit risks. TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains or losses recorded in the statement of financial condition. As at December 31, 2013, the unrealized fair valuation losses recorded in the statement of financial condition are immaterial.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The Company seeks control of off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines and in dealing primarily with large U.S. financial institutions and through reporting and control procedures.

Note I - Commitments and Contingencies

Operating Leases

The Company is obligated under an operating lease with an affiliate of the Parent for office space in Deerfield Beach, Florida at an annual rental of $26,400 through January 31, 2016 and in Miami Beach, Florida at an annual rental of $90,000 through May 31, 2014. The Company also has an operating lease for its office space in New York City at an annual rental of $71,025 through March 31, 2015.

Future annual minimum lease payments under these operating leases are approximately as follows:

Years Ending December 31,	Amount
2014	$ 135,000
2015	42,000
2016	3,000
Total	$ 180,000

Litigation

In December 2012, the Company was notified of two separate filings of a Statement of Claim, filed with the FINRA Office of Dispute Resolution initiated by two former employees. Both claims involve commissions allegedly due to the former employees at the time of termination of employment. In February 2014, the Company entered into a settlement agreement with the claimants for $390,000, which has been accrued for as at December, 2013. The Company will make an initial payments of $215,000 followed by 5 monthly installments of $35,000 each, commencing April 2014.

The Company was a defendant in another Statement of Claim, filed with the FINRA Office of Dispute Resolution, which states that the Company committed a breach of contract related to certain trade transactions with the claimant, an unrelated broker-dealer. In February 2014, the Company entered into a settlement agreement with the claimant for $200,000, which has been accrued for as at December 31, 2013. The company will make an initial payment of $100,000, with final payment due in March 2014.

In December 2012, the Company submitted to FINRA Office of Dispute Resolution, a Statement of Claim against three former associates, alleging breach of contract and fraud. During 2013, the Company withdrew their claim and a withdrawal notice was submitted and accepted by FINRA.

Note J - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As at December 31, 2013, the Company had net capital, as defined, of $3,916,545, which was $3,816,545 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.